Auryn Stakes 162,000 Hectares and Commences Exploration and Drilling programs at the Committee Bay Gold Project

Vancouver (June 20th, 2016) – Auryn Resources Inc. (TSXV:AUG, OTCQX:GGTCF) (“Auryn” or the “Company”) is pleased to announce that it has completed the staking of 162,000 additional hectares at its Committee Bay gold project located in Nunavut, Canada. This staking expands Auyrn’s current land package to greater than 380,000 hectares across the entire Committee Bay greenstone belt (see figure 1). Auryn has also initiated its summer exploration program which will consist of approximately 10,000 meters of rotary air blast (“RAB”) discovery focused drilling on the Anuri and West Plain target as well as the completion of regional till sampling across the entire project.

Airborne geophysical data, acquired during the spring program, has advanced targeting within the Anuri corridor by successfully identifying high priority targets defined through the combination of magnetic, electro-magnetic, drone imagery, and geochemical datasets (see figure 2).

Auryn would also like to welcome the addition of Rael Lispon to its technical team. Mr. Lipson held the role of Chief Exploration Geologist at Goldfields for over 14 years and was instrumental in the discovery of the Three Bluffs deposit at Committee Bay. Mr. Lipson commented, “I am delighted to once again be associated with the Committee Bay project in Nunavut after an absence of some 13 years. This belt-scale play, which besides the 1.3 million ounce Three Bluffs deposit, is still in the very early stages of exploration and promises significant untapped potential. It is with excitement that I look forward to working with the dynamic Auryn team in taking the project to the next level.”

Shawn Wallace President and CEO of Auryn stated, “We are very excited to commence our discovery focused exploration program this summer. The Committee Bay project represents one of the largest, high-grade gold endowed greenstone belts in the world with several preliminary gold discoveries to date.”

In accordance with its stock option plan, the Company has granted stock options exercisable into 2,355,000 common shares at a price of $2.63 per common share to directors, officers, employees and consultants.

On Behalf of the Board

Shawn Wallace
President, CEO and Director

For further information, please contact:
Jay Adelaar, Manager of Investor Relations
Auryn Resources Inc.
T: 778.729.0600
info@aurynresources.com

About Auryn Resources: Auryn Resources is a junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success in the discovery, development, financing and monetizing of mining assets for shareholders.

Forward Looking Information

This release includes certain statements that may be deemed “forward-looking statements”.

Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with, exploration and or development of mineral properties. These statements or graphical information involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements.

Disclaimer

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Committee Bay - 2016 Claims Staking

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2016 Claims Staking
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Figure 1: 2016 spring staking program adds an additional 161,672 hectares to create a contiguous land package of greater than 380,000 hectares across the Committee Bay greenstone belt.

Anuri Corridor: Refined Targets Defined by Gold Geochemistry, EM Conductors and Magnetic Stratigraphy

AURYN RESOURCES

- Recently acquired 50m spaced airborne magnetics data shows clear structural control on targets: Shear zones and fold hinges

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Figure 2: Anuri drill targets based on recently acquired 50-meter line spaced airborne electromagnetic and magnetic data, gold bearing boulder trains, and till geochemistry.